Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Yardville National Bancorp

Commission File No. 000-26086

On October 18, 2007, The PNC Financial Services Group, Inc. (“PNC”) issued a press release and held a conference call for investors regarding PNC’s earnings and business results for the three months ended September 30, 2007. PNC also provided supplementary financial information on its web site, including financial information disclosed in connection with its press release, and provided electronic presentation slides on its web site used in connection with the related investor conference call. Such supplementary financial information and electronic presentation slides consisted of the following:

THE PNC FINANCIAL SERVICES GROUP, INC.

FINANCIAL SUPPLEMENT

THIRD QUARTER 2007

(UNAUDITED)

THE PNC FINANCIAL SERVICES GROUP, INC.

FINANCIAL SUPPLEMENT

THIRD QUARTER 2007

(UNAUDITED)

Page
Consolidated Income Statement	2
Adjusted Condensed Consolidated Income Statement	3
Consolidated Balance Sheet	4
Capital Ratios	4
Results of Businesses
Summary of Business Segment Results	5
Period-end Employees	5
Retail Banking	6-8
Corporate & Institutional Banking	9
PFPC	10
Efficiency Ratio	11
Details of Net Interest Income, Net Interest Margin, and Trading Revenue	12
Average Consolidated Balance Sheet and Supplemental Average Balance Sheet Information	13-14
Details of Loans	15
Allowances for Loan and Lease Losses and Unfunded Loan Commitments and Letters of Credit, and Net Unfunded Commitments	16
Details of Nonperforming Assets	17-18
Glossary of Terms	19-21
Business Segment Descriptions	22

Appendix—Adjusted Condensed Consolidated Income Statement Reconciliations	A1-A4

The information contained in this Financial Supplement is preliminary, unaudited and based on data available on October 18, 2007. We have reclassified certain prior period amounts included in this Financial Supplement to be consistent with the current period presentation. This information speaks only as of the particular date or dates included in the schedules. We do not undertake any obligation to, and disclaim any duty to, correct or update any of the information provided in this Financial Supplement. Our future financial performance is subject to risks and uncertainties as described in our United States Securities and Exchange Commission (“SEC”) filings.

Additional Information About The PNC/Sterling Financial Corporation Transaction

The PNC Financial Services Group, Inc. and Sterling Financial Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s web site at http://www.sec.gov. In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Sterling Financial Corporation will be available free of charge from Sterling Financial Corporation by contacting Shareholder Relations at (877) 248-6420.

The directors, executive officers, and certain other members of management and employees of Sterling Financial Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of Sterling Financial Corporation. Information about the directors and executive officers of Sterling Financial Corporation is included in the proxy statement for its May 8, 2007 annual meeting of shareholders, which was filed with the SEC on April 2, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

THE PNC FINANCIAL SERVICES GROUP, INC.

Additional Information About The PNC/Yardville National Bancorp Transaction

The PNC Financial Services Group, Inc. (“PNC”) and Yardville National Bancorp (“Yardville”) have filed with the United States Securities and Exchange Commission (the “SEC”) a proxy statement/prospectus and other relevant documents concerning the proposed transaction. YARDVILLE SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER OF PNC AND YARDVILLE, WHICH WAS FIRST MAILED TO YARDVILLE SHAREHOLDERS ON OR ABOUT SEPTEMBER 5, 2007, BECAUSE IT CONTAINS IMPORTANT INFORMATION.

Yardville shareholders may obtain a free copy of the proxy statement/prospectus and other related documents filed by PNC and Yardville with the SEC at the SEC’s web site at http://www.sec.gov. In addition, documents filed with the SEC by PNC will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Yardville will be available free of charge from Yardville by contacting Howard N. Hall, Assistant Treasurer’s Office, 2465 Kuser Road, Hamilton, NJ 08690 or by calling (609) 631-6223.

The directors, executive officers, and certain other members of management and employees of Yardville are participants in the solicitation of proxies in favor of the merger from the shareholders of Yardville. Information about the directors and executive officers of Yardville is set forth in its Annual Report on Form 10-K filed on March 30, 2007 for the year ended December 31, 2006, as amended by the Form 10-K/A filed on May 10, 2007. Additional information regarding the interests of such participants is included in the proxy statement/prospectus and the other relevant documents filed with the SEC.

Mercantile Acquisition

We completed our acquisition of Mercantile Bankshares Corporation (“Mercantile”) on March 2, 2007 and our financial results include Mercantile from that date. PNC issued approximately 53 million shares of common stock and paid approximately $2.1 billion in cash as consideration for the acquisition, and accounted for the transaction under the purchase method. PNC converted the Mercantile banks’ data onto PNC’s financial and operational systems during September 2007.

BlackRock/MLIM Transaction

As further described in our Annual Report on Form 10-K for the year ended December 31, 2006, on September 29, 2006, Merrill Lynch contributed its investment management business (“MLIM”) to BlackRock, Inc. (“BlackRock”), formerly a majority-owned subsidiary of PNC, in exchange for 65 million shares of newly issued BlackRock common and preferred stock.

For the three months and nine months ended September 30, 2006 presented in this Financial Supplement, our Consolidated Income Statement reflects our former majority ownership interest in BlackRock. However, our Consolidated Income Statement for the quarters ended September 30, 2007, June 30, 2007, March 31, 2007, and December 31, 2006 and the nine months ended September 30, 2007 and our Consolidated Balance Sheet as of September 30, 2007, June 30, 2007, March 31, 2007, December 31, 2006 and September 30, 2006 reflect the September 29, 2006 deconsolidation of BlackRock’s balance sheet amounts and recognize our approximate 34% ownership interest in BlackRock as of those dates as an investment accounted for under the equity method.

We have also provided, for information purposes only, adjusted results in this Financial Supplement to reflect BlackRock as if it had been accounted for under the equity method for all periods presented.

THE PNC FINANCIAL SERVICES GROUP, INC.

Consolidated Income Statement (Unaudited)

	For the nine months ended		For the three months ended
In millions, except per share data	September 30 2007	September 30 2006	September 30 2007	June 30 2007	March 31 2007	December 31 2006	September 30 2006
Interest Income
Loans	$3,109	$2,382	$1,129	$1,084	$896	$821	$838
Securities available for sale	1,031	769	366	355	310	280	271
Other	356	244	132	115	109	116	94

Total interest income	4,496	3,395	1,627	1,554	1,315	1,217	1,203

Interest Expense
Deposits	1,531	1,140	531	532	468	450	434
Borrowed funds	843	576	335	284	224	201	202

Total interest expense	2,374	1,716	866	816	692	651	636

Net interest income	2,122	1,679	761	738	623	566	567
Provision for credit losses	127	82	65	54	8	42	16

Net interest income less provision for credit losses	1,995	1,597	696	684	615	524	551

Noninterest Income
Asset management	559	1,271	204	190	165	149	381
Fund servicing	620	644	208	209	203	249	213
Service charges on deposits	258	234	89	92	77	79	81
Brokerage	209	183	71	72	66	63	61
Consumer services	304	272	106	107	91	93	89
Corporate services	533	449	198	176	159	177	157
Equity management gains	81	82	47	2	32	25	21
Net securities gains (losses)	(4)	(207)	(2)	1	(3)		(195)
Trading	114	150	33	29	52	33	38
Net gains (losses) related to BlackRock	1	2,078	(50)	(1)	52	(12)	2,078
Other	281	202	86	98	97	113	19

Total noninterest income	2,956	5,358	990	975	991	969	2,943

Noninterest Expense
Compensation	1,368	1,686	480	470	418	442	573
Employee benefits	219	249	73	74	72	55	86
Net occupancy	255	241	87	81	87	69	79
Equipment	227	234	77	79	71	69	77
Marketing	86	81	36	29	21	23	39
Other	928	983	346	307	275	311	313

Total noninterest expense	3,083	3,474	1,099	1,040	944	969	1,167

Income before minority interest and income taxes	1,868	3,481	587	619	662	524	2,327
Minority interest in income of BlackRock		47					6
Income taxes	579	1,215	180	196	203	148	837

Net income	$1,289	$2,219	$407	$423	$459	$376	$1,484

Earnings Per Common Share
Basic	$3.92	$7.60	$1.21	$1.24	$1.49	$1.29	$5.09
Diluted	$3.85	$7.46	$1.19	$1.22	$1.46	$1.27	$5.01

Average Common Shares Outstanding
Basic	329	292	337	342	308	291	291
Diluted	333	297	340	346	312	295	296

Efficiency	61%	49%	63%	61%	58%	63%	33%

Noninterest income to total revenue	58%	76%	57%	57%	61%	63%	84%

Effective tax rate (a)	31.0%	34.9%	30.7%	31.7%	30.7%	28.2%	36.0%

(a)	The effective tax rates are presented on a GAAP basis. The higher effective tax rates for the first nine months of 2006 and the third quarter of 2006 are primarily due to the third quarter 2006 gain on the BlackRock/MLIM transaction and a related $57 million cumulative adjustment to deferred taxes recorded in the same quarter. The lower effective tax rate in the fourth quarter of 2006 was primarily due to a reduction in tax reserves for interest.

THE PNC FINANCIAL SERVICES GROUP, INC.

Adjusted Condensed Consolidated Income Statement (Unaudited) (a)

For the nine months ended - in millions	September 30 2007	September 30 2006
Net Interest Income
Net interest income	$2,122	$1,669
Provision for credit losses	127	82

Net interest income less provision for credit losses	1,995	1,587

Noninterest Income
Asset management	564	379
Other	2,396	2,202

Total noninterest income	2,960	2,581

Noninterest Expense
Compensation and benefits	1,560	1,368
Other	1,456	1,250

Total noninterest expense	3,016	2,618

Income before income taxes	1,939	1,550
Income taxes	602	427

Net income	$1,337	$1,123

For the three months ended – in millions	September 30 2007	June 30 2007	March 31 2007	December 31 2006	September 30 2006
Net Interest Income
Net interest income	$761	$738	$623	$566	$564
Provision for credit losses	65	54	8	42	16

Net interest income less provision for credit losses	696	684	615	524	548

Noninterest Income
Asset management	206	191	167	159	122
Other	836	786	774	832	710

Total noninterest income	1,042	977	941	991	832

Noninterest Expense
Compensation and benefits	537	535	488	497	461
Other	521	490	445	472	411

Total noninterest expense	1,058	1,025	933	969	872

Income before income taxes	680	636	623	546	508
Income taxes	211	202	189	155	128

Net income	$469	$434	$434	$391	$380

(a)	This schedule is provided for informational purposes only and reflects historical condensed consolidated financial information of PNC: (1) with amounts adjusted for the impact of certain specified items; (2) as if we had recorded our investment in BlackRock on the equity method for all periods presented; and (3) adjusted in each case, as appropriate, for the tax impact. See the Appendix to this Financial Supplement for reconciliations of these amounts to the corresponding GAAP amounts for each of the periods presented. We have provided these adjusted amounts and reconciliations so that investors, analysts, regulators and others will be better able to evaluate the impact of these items on our results for these periods, in addition to providing a basis of comparability for the impact of the BlackRock deconsolidation given the magnitude of the impact of deconsolidation on various components of our income statement. Adjusted information supplements our results as reported in accordance with GAAP and should not be viewed in isolation from, or as a substitute for, our GAAP results.

THE PNC FINANCIAL SERVICES GROUP, INC.

Consolidated Balance Sheet (Unaudited)

In millions, except par value	September 30 2007	June 30 2007	March 31 2007	December 31 2006	September 30 2006
Assets
Cash and due from banks	$3,318	$3,177	$3,234	$3,523	$3,018
Federal funds sold and resale agreements	2,360	1,824	1,604	1,763	2,818
Other short-term investments, including trading securities	3,944	3,667	3,041	3,130	2,718
Loans held for sale	3,004	2,562	2,382	2,366	4,317
Securities available for sale	28,430	25,903	26,475	23,191	19,512
Loans, net of unearned income of $986, $1,004, $1,005, $795, and $815	65,760	64,714	62,925	50,105	48,900
Allowance for loan and lease losses	(717)	(703)	(690)	(560)	(566)

Net loans	65,043	64,011	62,235	49,545	48,334
Goodwill	7,836	7,745	7,739	3,402	3,418
Other intangible assets	1,099	913	929	641	590
Equity investments	5,975	5,584	5,408	5,330	5,130
Other	10,357	10,265	9,516	8,929	8,581

Total assets	$131,366	$125,651	$122,563	$101,820	$98,436

Liabilities
Deposits
Noninterest-bearing	$18,570	$18,302	$18,191	$16,070	$14,840
Interest-bearing	59,839	58,919	59,176	50,231	49,732

Total deposits	78,409	77,221	77,367	66,301	64,572
Borrowed funds
Federal funds purchased	6,658	7,212	5,638	2,711	3,475
Repurchase agreements	1,990	2,805	2,586	2,051	2,275
Bank notes and senior debt	7,794	7,537	4,551	3,633	2,177
Subordinated debt	3,976	4,226	4,628	3,962	4,436
Federal Home Loan Bank borrowings	4,772	104	111	42	50
Other	2,263	2,632	2,942	2,629	2,282

Total borrowed funds	27,453	24,516	20,456	15,028	14,695
Allowance for unfunded loan commitments and letters of credit	127	125	121	120	117
Accrued expenses	4,077	3,663	3,864	3,970	3,855
Other	5,095	4,252	4,649	4,728	4,031

Total liabilities	115,161	109,777	106,457	90,147	87,270

Minority and noncontrolling interests in consolidated entities	1,666	1,370	1,367	885	408
Shareholders’ Equity
Preferred stock (a)
Common stock—$5 par value
Authorized 800 shares, issued 353 shares	1,764	1,764	1,764	1,764	1,764
Capital surplus	2,631	2,606	2,520	1,651	1,628
Retained earnings	11,531	11,339	11,134	10,985	10,771
Accumulated other comprehensive loss	(255)	(439)	(162)	(235)	(109)
Common stock held in treasury at cost: 16, 11, 7, 60, and 59 shares	(1,132)	(766)	(517)	(3,377)	(3,296)

Total shareholders’ equity	14,539	14,504	14,739	10,788	10,758

Total liabilities, minority and noncontrolling interests, and shareholders’ equity	$131,366	$125,651	$122,563	$101,820	$98,436

Capital Ratios
Tier 1 risk-based (b)	7.5%	8.3%	8.6%	10.4%	10.4
Total risk-based (b)	10.8	11.8	12.2	13.5	13.6
Leverage (b)	6.8	7.3	8.7	9.3	9.4
Tangible common equity	5.2	5.5	5.8	7.4	7.5
Common shareholders’ equity to assets	11.1	11.5	12.0	10.6	10.9

(a)	Less than $.5 million at each date.
(b)	The ratios as of September 30, 2007 are estimated.

THE PNC FINANCIAL SERVICES GROUP, INC.

Summary of Business Segment Results (Unaudited)

Three months ended – in millions (a) (c)	September 30 2007	June 30 2007	March 31 2007	December 31 2006	September 30 2006
Earnings
Retail Banking (b)	$250	$227	$201	$184	$206
Corporate & Institutional Banking (b)	87	122	132	126	111
PFPC	33	32	31	31	40
Other, including BlackRock (b) (c)	37	42	95	35	1,127

Total consolidated net income	$407	$423	$459	$376	$1,484

Revenue (d)
Retail Banking (b)	$985	$978	$839	$799	$791
Corporate & Institutional Banking (b)	388	381	370	390	352
PFPC (e)	209	208	200	194	186
Other, including BlackRock (b) (c)	175	154	211	157	2,188

Total consolidated revenue	$1,757	$1,721	$1,620	$1,540	$3,517

(a)	This summary also serves as a reconciliation of total earnings and revenue for all businesses to total consolidated net income and revenue. Our business information is presented based on our management accounting practices and our management structure. We refine our methodologies from time to time as our management accounting practices are enhanced and our businesses and management structure change.
(b)	Amounts for 2007 subsequent to March 2, 2007 include the impact of Mercantile.
(c)	We consider BlackRock to be a separate reportable business segment but have combined its results with Other for this presentation. Our Quarterly Report on Form 10-Q for the third quarter of 2007 will provide additional business segment disclosures for BlackRock. Generally, PNC’s business segment earnings from BlackRock can be estimated by multiplying our current 33.7% ownership interest by BlackRock’s reported GAAP earnings, less the additional income taxes recorded by PNC on those earnings. The effective tax rate on those earnings is typically less than PNC’s consolidated effective tax rate due to the tax treatment of dividends received, if any, from BlackRock. PNC’s effective tax rate on its earnings from BlackRock for the third quarter of 2007 was 23.9%.
(d)	Business revenue is presented on a taxable-equivalent basis. The interest income earned on certain earning assets is completely or partially exempt from federal income tax. As such, these tax-exempt instruments typically yield lower returns than a taxable investment. To provide more meaningful comparisons of yields and margins for all earning assets, we also provide revenue on a taxable-equivalent basis by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income earned on other taxable investments. This adjustment is not permitted under GAAP on the Consolidated Income Statement. The following is a reconciliation of total consolidated revenue on a book (GAAP) basis to total consolidated revenue on a taxable-equivalent basis (in millions):

	September 30 2007	June 30 2007	March 31 2007	December 31 2006	September 30 2006
Total consolidated revenue, book (GAAP) basis	$1,751	$1,713	$1,614	$1,535	$3,510
Taxable-equivalent adjustment	6	8	6	5	7

Total consolidated revenue, taxable-equivalent basis	$1,757	$1,721	$1,620	$1,540	$3,517

(e)	PFPC revenue represents the sum of servicing revenue and nonoperating income (expense) less debt financing costs. Prior period servicing revenue amounts have been reclassified to conform with the current period presentation.

	September 30 2007	June 30 2007	March 31 2007	December 31 2006	September 30 2006
Period-end Employees
Full-time employees:
Retail Banking	11,753	11,804	11,838	9,549	9,531
Corporate & Institutional Banking	2,267	2,084	2,038	1,936	1,925
PFPC	4,504	4,522	4,400	4,381	4,317
Other
Operations & Technology	4,243	4,501	4,493	3,909	3,927
Staff Services	2,044	2,115	2,059	1,680	1,674

Total Other	6,287	6,616	6,552	5,589	5,601

Total full-time employees	24,811	25,026	24,828	21,455	21,374
Total part-time employees	2,823	3,028	2,867	2,328	2,165

Total employees	27,634	28,054	27,695	23,783	23,539

The period-end employee statistics disclosed for each business reflect staff directly employed by the respective business and exclude operations, technology and staff services employees. Mercantile employees are included in the Retail Banking, Corporate & Institutional Banking, and Other businesses at September 30, 2007, June 30, 2007 and March 31, 2007. PFPC employee statistics are provided on a legal entity basis.

THE PNC FINANCIAL SERVICES GROUP, INC.

Retail Banking (Unaudited)

Three months ended Taxable-equivalent basis (a) Dollars in millions	September 30 2007	June 30 2007	March 31 2007	December 31 2006	September 30 2006
INCOME STATEMENT
Net interest income	$535	$535	$452	$419	$427
Noninterest income	450	443	387	380	364

Total revenue	985	978	839	799	791
Provision for credit losses	8	37	23	35	9
Noninterest expense	577	579	496	471	456

Pretax earnings	400	362	320	293	326
Income taxes	150	135	119	109	120

Earnings	$250	$227	$201	$184	$206

AVERAGE BALANCE SHEET
Loans
Consumer
Home equity	$14,296	$14,237	$13,881	$13,807	$13,849
Indirect	2,033	2,036	1,480	1,133	1,069
Other consumer	1,610	1,596	1,490	1,322	1,221

Total consumer	17,939	17,869	16,851	16,262	16,139
Commercial	13,799	13,678	8,201	5,907	5,821
Floor plan	939	1,037	952	853	854
Residential mortgage	2,050	2,038	1,781	1,031	1,509
Other	230	235	233	234	250

Total loans	34,957	34,857	28,018	24,287	24,573
Goodwill and other intangible assets	5,703	5,737	2,942	1,574	1,580
Loans held for sale	1,567	1,554	1,562	1,505	1,513
Other assets	2,848	2,626	1,927	1,671	1,640

Total assets	$45,075	$44,774	$34,449	$29,037	$29,306

Deposits
Noninterest-bearing demand	$11,191	$11,065	$8,871	$7,834	$7,848
Interest-bearing demand	8,869	9,097	8,354	7,865	7,787
Money market	17,020	17,100	15,669	14,822	14,832

Total transaction deposits	37,080	37,262	32,894	30,521	30,467
Savings	2,831	2,981	2,243	1,877	1,976
Certificates of deposit	16,502	17,531	15,738	14,694	14,053

Total deposits	56,413	57,774	50,875	47,092	46,496
Other liabilities	540	679	708	598	515
Capital	3,595	3,724	3,287	3,034	2,988

Total funds	$60,548	$62,177	$54,870	$50,724	$49,999

PERFORMANCE RATIOS
Return on average capital	28%	24%	25%	24%	27%
Noninterest income to total revenue	46	45	46	48	46
Efficiency	59	59	59	59	58

(a)	See notes (a), (b) and (d) on page 5.

THE PNC FINANCIAL SERVICES GROUP, INC.

Retail Banking (Unaudited) (Continued)

Three months ended, dollars in millions except as noted	September 30 2007	June 30 2007	March 31 2007	December 31 2006	September 30 2006
OTHER INFORMATION, INCLUDING MERCANTILE (a) (b)
Credit-related statistics:
Nonperforming assets	$137	$140	$123	$106	$95
Net charge-offs	$34	$25	$27	$21	$31
Annualized net charge-off ratio	.39%	.29%	.39%	.34%	.50%

Other statistics:
Full-time employees	11,753	11,804	11,838	9,549	9,531
Part-time employees	2,248	2,360	2,224	1,829	1,660
ATMs	3,870	3,917	3,862	3,581	3,594
Branches (c)	1,072	1,084	1,077	852	848

ASSETS UNDER ADMINISTRATION (in billions) (d)
Assets under management
Personal	$57	$55	$54	$44	$42
Institutional	20	22	22	10	10

Total	$77	$77	$76	$54	$52

Asset Type
Equity	$44	$43	$41	$34	$32
Fixed income	20	20	20	12	12
Liquidity/Other	13	14	15	8	8

Total	$77	$77	$76	$54	$52

Nondiscretionary assets under administration
Personal	$31	$30	$31	$25	$27
Institutional	81	81	80	61	62

Total	$112	$111	$111	$86	$89

Asset Type
Equity	$50	$47	$42	$33	$32
Fixed income	27	28	28	24	27
Liquidity/Other	35	36	41	29	30

Total	$112	$111	$111	$86	$89

(a)	Presented as of period-end, except for net charge-offs and annualized net charge-off ratio.
(b)	Amounts subsequent to March 2, 2007 include the impact of Mercantile.
(c)	Excludes certain satellite branches that provide limited products and service hours.
(d)	Excludes brokerage account assets.

THE PNC FINANCIAL SERVICES GROUP, INC.

Retail Banking (Unaudited) (Continued)

Three months ended Dollars in millions except as noted	September 30 2007	June 30 2007 (b)	March 31 2007 (b)	December 31 2006	September 30 2006
OTHER INFORMATION, INCLUDING MERCANTILE AT SEPTEMBER 30, 2007 ONLY (a) (b)
Home equity portfolio credit statistics:
% of first lien positions (c)	39%	42%	43%	43%	44%
Weighted average loan-to-value ratios (c)	72%	70%	70%	70%	69%
Weighted average FICO scores (d)	726	727	726	728	728
Loans 90 days past due	.30%	.26%	.25%	.24%	.22%

Checking-related statistics:
Retail Banking checking relationships	2,275,000	1,967,000	1,962,000	1,954,000	1,958,000
Consumer DDA households using online banking	1,050,000	975,000	960,000	938,000	920,000
% of consumer DDA households using online banking	52%	55%	54%	53%	52%
Consumer DDA households using online bill payment	604,000	505,000	450,000	404,000	361,000
% of consumer DDA households using online bill payment	30%	29%	25%	23%	20%

Small business loans and managed deposits:
Small business loans	$13,157	$5,410	$5,284	$5,116	$5,080
Managed deposits:
On-balance sheet
Noninterest-bearing demand	$6,119	$4,250	$4,284	$4,383	$4,402
Interest-bearing demand	2,027	1,505	1,517	1,649	1,752
Money market	3,389	2,595	2,635	2,592	2,689
Certificates of deposit	1,070	584	681	802	763
Off-balance sheet (e)
Small business sweep checking	3,203	1,933	1,827	1,733	1,651

Total managed deposits	$15,808	$10,867	$10,944	$11,159	$11,257

Brokerage statistics:
Margin loans	$161	$162	$166	$163	$170
Financial consultants (f)	765	767	757	758	752
Full service brokerage offices	100	99	99	99	99
Brokerage account assets (billions)	$49	$47	$46	$46	$44

Other statistics:
Gains on sales of education loans (g)	$12	$5	$3	$11	$11

(a)	Presented as of period-end for all periods presented, except for gains on sales of education loans which are for the three months ended and small business sweep checking amounts, which are average. Small business loans and on-balance sheet managed deposits data for periods prior to the three months ended September 30, 2007 was previously provided on an average basis.
(b)	This information excludes the impact of acquisitions between PNC’s acquisition date and the date of conversion of the acquired companies’ data onto PNC’s financial and operational systems because such information was not available prior to the conversion date. Therefore, information presented above as of and for the three months ended June 30, 2007 and March 31, 2007 excludes the impact of Mercantile, which PNC acquired effective March 2, 2007 and converted during September 2007.
(c)	Includes loans from acquired portfolios for which lien position and loan-to-value information was limited.
(d)	Represents the most recent FICO scores we have on file.
(e)	Represents small business balances, a portion of which are calculated on a one-month lag. These balances are swept into liquidity products managed by other PNC business segments, the majority of which are off-balance sheet.
(f)	Financial consultants provide services in full service brokerage offices and PNC traditional branches.
(g)	Included in “Noninterest income” on page 6.

THE PNC FINANCIAL SERVICES GROUP, INC.

Corporate & Institutional Banking (Unaudited)

Three months ended Taxable-equivalent basis (a) Dollars in millions except as noted	September 30 2007	June 30 2007	March 31 2007	December 31 2006	September 30 2006
INCOME STATEMENT
Net interest income	$204	$194	$183	$186	$178
Noninterest income
Corporate service fees	161	139	127	149	131
Other	23	48	60	55	43

Noninterest income	184	187	187	204	174

Total revenue	388	381	370	390	352
Provision for (recoveries of) credit losses	55	17	(16)	6	7
Noninterest expense	211	192	193	199	181

Pretax earnings	122	172	193	185	164
Income taxes	35	50	61	59	53

Earnings	$87	$122	$132	$126	$111

AVERAGE BALANCE SHEET
Loans
Corporate (b)	$9,625	$9,274	$8,909	$8,885	$8,670
Commercial real estate	3,576	3,555	3,253	3,143	2,953
Commercial—real estate related	3,746	3,736	2,733	2,189	2,476
Asset-based lending	4,647	4,562	4,513	4,594	4,563

Total loans (b)	21,594	21,127	19,408	18,811	18,662
Goodwill and other intangible assets	2,085	1,837	1,544	1,399	1,366
Loans held for sale	1,207	982	1,302	965	865
Other assets	4,544	4,531	4,244	4,550	4,288

Total assets	$29,430	$28,477	$26,498	$25,725	$25,181

Deposits
Noninterest-bearing demand	$7,238	$6,953	$7,083	$7,210	$6,817
Money market	4,960	4,653	4,530	3,644	2,678
Other	1,436	1,113	926	921	995

Total deposits	13,634	12,719	12,539	11,775	10,490
Other liabilities	3,109	2,960	2,850	3,093	2,967
Capital	2,132	2,050	2,064	1,935	1,735

Total funds	$18,875	$17,729	$17,453	$16,803	$15,192

PERFORMANCE RATIOS
Return on average capital	16%	24%	26%	26%	25%
Noninterest income to total revenue	47	49	51	52	49
Efficiency	54	50	52	51	51

COMMERCIAL MORTGAGE
SERVICING PORTFOLIO (in billions)
Beginning of period	$222	$206	$200	$180	$151
Acquisitions/additions	36	28	16	33	37
Repayments/transfers	(14)	(12)	(10)	(13)	(8)

End of period (c)	$244	$222	$206	$200	$180

OTHER INFORMATION
Consolidated revenue from: (d)
Treasury Management	$121	$114	$110	$107	$106
Capital Markets	$73	$76	$67	$79	$64
Midland Loan Services	$59	$56	$54	$53	$47
Total loans (e)	$22,455	$21,662	$21,193	$18,957	$19,265
Nonperforming assets (e)	$141	$100	$77	$63	$94
Net charge-offs	$15	$7	$9	$24	$14
Full-time employees (e)	2,267	2,084	2,038	1,936	1,925
Net gains on commercial mortgage loan sales (c)	$5	$9	$15	$18	$12
Net carrying amount of commercial mortgage servicing rights (c) (e)	$708	$493	$487	$471	$414

(a)	See notes (a), (b) and (d) on page 5.
(b)	Includes lease financing.
(c)	Amounts at September 30, 2007 include the impact of the July 2, 2007 acquisition of ARCS Commercial Mortgage.
(d)	Represents consolidated PNC amounts.
(e)	Presented as of period end.

THE PNC FINANCIAL SERVICES GROUP, INC.

PFPC (Unaudited) (a)

Three months ended Dollars in millions except as noted	September 30 2007	June 30 2007	March 31 2007	December 31 2006	September 30 2006
INCOME STATEMENT
Servicing revenue (b)	$216	$216	$208	$203	$196
Operating expense (b)	159	158	153	146	144

Operating income	57	58	55	57	52
Debt financing	9	9	10	10	11
Nonoperating income (c)	2	1	2	1	1

Pretax earnings	50	50	47	48	42
Income taxes (d)	17	18	16	17	2

Earnings	$33	$32	$31	$31	$40

PERIOD-END BALANCE SHEET
Goodwill and other intangible assets	$1,002	$1,005	$1,008	$1,012	$1,015
Other assets	1,169	1,395	1,370	1,192	1,038

Total assets	$2,171	$2,400	$2,378	$2,204	$2,053

Debt financing	$702	$734	$760	$792	$813
Other liabilities	878	1,109	1,091	917	772
Shareholder’s equity	591	557	527	495	468

Total funds	$2,171	$2,400	$2,378	$2,204	$2,053

PERFORMANCE RATIOS
Return on average equity	23%	24%	25%	26%	35%
Operating margin (e)	26	27	26	28	27

SERVICING STATISTICS (at period end)
Accounting/administration net fund assets (in billions)
Domestic	$806	$765	$731	$746	$695
Offshore	116	103	91	91	79

Total	$922	$868	$822	$837	$774

Asset type (in billions)
Money market	$328	$286	$280	$281	$260
Equity	377	373	352	354	331
Fixed income	117	118	111	117	111
Other (f)	100	91	79	85	72

Total	$922	$868	$822	$837	$774

Custody fund assets (in billions)	$497	$467	$435	$427	$399

Shareholder accounts (in millions)
Transfer agency	19	20	18	18	18
Subaccounting	51	50	50	50	48

Total	70	70	68	68	66

OTHER INFORMATION
Period-end full-time employees	4,504	4,522	4,400	4,381	4,317

(a)	See note (a) on page 5.
(b)	Certain out-of-pocket expense items which are then client billable are included in both servicing revenue and operating expense above, but offset each other entirely and therefore have no net effect on operating income. Distribution revenue and expenses which relate to 12b-1 fees that PFPC receives from certain fund clients for the payment of marketing, sales and service expenses also entirely offset each other, but are netted for presentation purposes above. Prior period amounts have been reclassified to conform with the current period presentation.
(c)	Net of nonoperating expense.
(d)	Income taxes for the quarter ended September 30, 2006 included the benefit of a $13.5 million reversal of deferred taxes related to foreign subsidiary earnings.
(e)	Total operating income divided by servicing revenue.
(f)	Includes alternative investment net assets serviced.

THE PNC FINANCIAL SERVICES GROUP, INC.

Efficiency Ratio (Unaudited)

	Three months ended
	September 30 2007	June 30 2007	March 31 2007	December 31 2006	September 30 2006
Efficiency, as reported (a)	63%	61%	58%	63%	33%
Efficiency, as adjusted (b)	59%	60%	60%	62%	62%

(a)	Calculated as noninterest expense divided by the sum of net interest income and noninterest income on the Consolidated Income Statement.
(b)	Calculated as PNC’s efficiency ratio adjusted: (1) for the impact of certain specified items; (2) as if we had recorded our investment in BlackRock on the equity method for all periods presented; and (3) in each case, as appropriate, adjusted for the tax impact. We have provided these adjusted amounts and reconciliations so that shareholders, investor analysts, regulators and others will be better able to evaluate the impact of these items on our “as reported” efficiency ratio for these periods, in addition to providing a basis of comparability for the impact of the BlackRock deconsolidation. Amounts used for these adjusted ratios are reconciled to amounts used in the PNC efficiency ratio as reported (GAAP basis).

	Three months ended
Dollars in millions	September 30 2007	June 30 2007	March 31 2007	December 31 2006	September 30 2006
Reconciliation of GAAP amounts with amounts used in the calculation of the adjusted efficiency ratio:
GAAP basis—net interest income	$761	$738	$623	$566	$567
Adjustment to net interest income: BlackRock equity method (c)					(3)

Adjusted net interest income	$761	$738	$623	$566	$564

GAAP basis—noninterest income	$990	$975	$991	$969	$2,943
Adjustments:
Gain on BlackRock/MLIM transaction					(2,078)
Securities portfolio rebalancing loss					196
Mortgage loan portfolio repositioning loss					48
Integration costs	2	1	2	10
BlackRock LTIP	50	1	(52)	12
BlackRock equity method (c)					(277)

Adjusted noninterest income	$1,042	$977	$941	$991	$832

Adjusted total revenue	$1,803	$1,715	$1,564	$1,557	$1,396

GAAP basis—noninterest expense	$1,099	$1,040	$944	$969	$1,167
Adjustments:
Integration costs	(41)	(15)	(11)		(72)
BlackRock equity method (c)					(223)

Adjusted noninterest expense	$1,058	$1,025	$933	$969	$872

Adjusted efficiency ratio	59%	60%	60%	62%	62%

(c)	See the Appendix to this Financial Supplement.

THE PNC FINANCIAL SERVICES GROUP, INC.

Details of Net Interest Income, Net Interest Margin, and Trading Revenue (Unaudited)

	Three months ended
In millions	September 30 2007	June 30 2007	March 31 2007	December 31 2006	September 30 2006
Net Interest Income
Interest income, taxable equivalent basis
Loans	$1,134	$1,088	$899	$824	$841
Securities available for sale	368	355	310	279	272
Other	131	119	112	119	97

Total interest income	1,633	1,562	1,321	1,222	1,210

Interest expense
Deposits	531	532	468	450	434
Borrowed funds	335	284	224	201	202

Total interest expense	866	816	692	651	636

Net interest income, taxable-equivalent basis	767	746	629	571	574
Less: Taxable-equivalent adjustment	6	8	6	5	7

Net interest income, GAAP basis	$761	$738	$623	$566	$567

	Three months ended
	September 30 2007	June 30 2007	March 31 2007	December 31 2006	September 30 2006
Net Interest Margin
Average yields/rates
Yield on interest-earning assets
Loans	6.89%	6.81%	6.68%	6.63%	6.59%
Securities available for sale	5.42	5.37	5.31	5.27	5.01
Other	5.56	5.94	5.83	5.56	5.78
Total yield on interest-earning assets	6.37	6.35	6.23	6.15	6.09
Rate on interest-bearing liabilities
Deposits	3.49	3.52	3.52	3.54	3.43
Borrowed funds	5.22	5.28	5.33	5.39	5.40
Total rate on interest-bearing liabilities	3.99	3.98	3.95	3.97	3.88

Interest rate spread	2.38	2.37	2.28	2.18	2.21
Impact of noninterest-bearing sources	.62	.66	.67	.70	.68

Net interest margin	3.00%	3.03%	2.95%	2.88%	2.89%

	Three months ended
In millions	September 30 2007	June 30 2007	March 31 2007	December 31 2006	September 30 2006
Trading Revenue (a)
Net interest income (expense)	$(1)	$1		$(2)	$(1)
Noninterest income	33	29	$52	33	38

Total trading revenue	$32	$30	$52	$31	$37

Securities underwriting and trading (b)	$14	$8	$9	$11	$7
Foreign exchange	15	13	14	13	11
Financial derivatives	3	9	29	7	19

Total trading revenue	$32	$30	$52	$31	$37

(a)	See pages 13-14 for disclosure of average trading assets and liabilities.
(b)	Includes changes in fair value for certain loans accounted for at fair value. See page 13 for disclosure of average loans at fair value.

THE PNC FINANCIAL SERVICES GROUP, INC.

Average Consolidated Balance Sheet (Unaudited)

Three months ended - in millions	September 30 2007	June 30 2007	March 31 2007	December 31 2006	September 30 2006
Assets
Interest-earning assets:
Securities available for sale
Residential mortgage-backed	$19,541	$19,280	$17,198	$16,082	$15,282
Commercial mortgage-backed	4,177	3,646	3,338	2,640	2,182
Asset-backed	2,454	2,531	1,876	1,561	1,457
U.S. Treasury and government agencies	281	344	394	441	2,285
State and municipal	233	203	162	140	144
Other debt	25	33	79	89	90
Corporate stocks and other	381	383	347	277	259

Total securities available for sale (a)	27,092	26,420	23,394	21,230	21,699
Loans, net of unearned income
Commercial	26,352	25,845	21,479	20,458	20,431
Commercial real estate	8,272	8,320	5,478	3,483	3,268
Lease financing	2,581	2,566	2,534	2,789	2,790
Consumer	17,954	17,886	16,865	16,272	16,150
Residential mortgage	9,325	8,527	7,173	5,606	7,332
Other	393	411	527	385	367

Total loans, net of unearned income	64,877	63,555	54,056	48,993	50,338
Loans held for sale	2,842	2,611	2,955	3,167	2,408
Federal funds sold and resale agreements	2,163	1,832	2,092	2,049	1,401
Other	4,342	3,606	2,735	3,198	2,805

Total interest-earning assets	101,316	98,024	85,232	78,637	78,651
Noninterest-earning assets:
Allowance for loan and lease losses	(708)	(692)	(612)	(557)	(609)
Cash and due from banks	3,047	2,991	2,945	2,999	3,161
Other	23,977	22,997	19,857	17,969	14,142

Total assets	$127,632	$123,320	$107,422	$99,048	$95,345

Supplemental Average Balance Sheet Information (Unaudited)

Trading Assets
Securities (b)	$3,293	$2,144	$1,569	$2,111	$1,460
Resale agreements (c)	1,267	1,247	820	1,247	537
Financial derivatives (d)	1,389	1,221	1,115	1,209	1,220
Loans at fair value (d)	164	161	193	172	168

Total trading assets	$6,113	$4,773	$3,697	$4,739	$3,385

(a)	Average securities held to maturity totaled less than $.5 million for each of the periods presented and are included in the “Other debt” category above.
(b)	Included in “Interest-earning assets-Other” above.
(c)	Included in “Federal funds sold and resale agreements” above.
(d)	Included in “Noninterest-earning assets-Other” above.

THE PNC FINANCIAL SERVICES GROUP, INC.

Average Consolidated Balance Sheet (Unaudited) (Continued)

Three months ended - in millions	September 30 2007	June 30 2007	March 31 2007	December 31 2006	September 30 2006
Liabilities, Minority and Noncontrolling Interests, and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing deposits
Money market	$24,151	$23,979	$22,503	$20,879	$20,565
Demand	9,275	9,494	8,671	8,143	8,075
Savings	2,841	2,988	2,250	1,882	2,021
Retail certificates of deposit	16,563	17,426	15,691	14,837	14,209
Other time	2,748	2,297	1,623	1,355	1,467
Time deposits in foreign offices	4,616	4,220	3,129	3,068	3,712

Total interest-bearing deposits	60,194	60,404	53,867	50,164	50,049
Borrowed funds
Federal funds purchased	6,249	6,102	4,533	3,167	3,831
Repurchase agreements	2,546	2,507	1,858	2,264	2,027
Bank notes and senior debt	7,537	5,681	4,182	2,757	2,801
Subordinated debt	4,039	4,466	4,370	4,361	4,436
Federal Home Loan Bank borrowings	2,097	106	64	44	193
Other	2,741	2,459	1,813	2,117	1,434

Total borrowed funds	25,209	21,321	16,820	14,710	14,722

Total interest-bearing liabilities	85,403	81,725	70,687	64,874	64,771
Noninterest-bearing liabilities, minority and noncontrolling interests, and shareholders’ equity:
Demand and other noninterest-bearing deposits	18,211	17,824	15,807	14,827	14,549
Allowance for unfunded loan commitments and letters of credit	125	121	126	117	104
Accrued expenses and other liabilities	8,117	7,655	7,961	7,882	6,346
Minority and noncontrolling interests in consolidated entities	1,414	1,367	893	542	640
Shareholders’ equity	14,362	14,628	11,948	10,806	8,935

Total liabilities, minority and noncontrolling interests, and shareholders’ equity	$127,632	$123,320	$107,422	$99,048	$95,345

Supplemental Average Balance Sheet Information (Unaudited) (Continued)

Deposits and Common Shareholders’ Equity
Interest-bearing deposits	$60,194	$60,404	$53,867	$50,164	$50,049
Demand and other noninterest-bearing deposits	18,211	17,824	15,807	14,827	14,549

Total deposits	$78,405	$78,228	$69,674	$64,991	$64,598
Transaction deposits	$51,637	$51,297	$46,981	$43,849	$43,189

Common shareholders’ equity	$14,355	$14,621	$11,941	$10,799	$8,928

Trading Liabilities
Securities sold short (a)	$1,960	$1,431	$1,264	$1,553	$867
Repurchase agreements and other borrowings (b)	637	669	363	1,096	708
Financial derivatives (c)	1,400	1,230	1,126	1,156	1,151
Borrowings at fair value (c)	41	40	39	34	40

Total trading liabilities	$4,038	$3,370	$2,792	$3,839	$2,766

(a)	Included in “Borrowed funds-Other” above.
(b)	Included in “Borrowed funds-Repurchase agreements” and “Borrowed funds-Other” above.
(c)	Included in “Accrued expenses and other liabilities” above.

THE PNC FINANCIAL SERVICES GROUP, INC.

Details of Loans (Unaudited)

Period ended - in millions	September 30 2007	June 30 2007	March 31 2007	December 31 2006	September 30 2006
Commercial
Retail/wholesale	$6,181	$6,031	$6,075	$5,301	$5,245
Manufacturing	4,472	4,439	4,490	4,189	4,318
Other service providers	3,292	3,212	3,113	2,186	2,155
Real estate related (a)	4,502	4,939	4,869	2,825	3,000
Financial services	1,861	1,545	1,560	1,324	1,423
Health care	1,075	1,097	1,028	707	685
Other	5,352	4,681	4,603	4,052	3,858

Total commercial	26,735	25,944	25,738	20,584	20,684

Commercial real estate
Real estate projects	5,807	5,767	5,756	2,716	2,691
Mortgage	2,507	2,564	2,597	816	794

Total commercial real estate	8,314	8,331	8,353	3,532	3,485

Equipment lease financing	3,539	3,587	3,527	3,556	3,609

Total commercial lending	38,588	37,862	37,618	27,672	27,778

Consumer
Home equity	14,366	14,268	14,263	13,749	13,876
Automobile	1,521	1,962	1,956	1,135	1,061
Other	2,270	1,804	1,769	1,631	1,419

Total consumer	18,157	18,034	17,988	16,515	16,356

Residential mortgage	9,605	9,440	7,960	6,337	5,234
Other	396	382	364	376	347
Unearned income	(986)	(1,004)	(1,005)	(795)	(815)

Total, net of unearned income	$65,760	$64,714	$62,925	$50,105	$48,900

(a)	Includes loans related to customers in the real estate, rental, leasing and construction industries.

THE PNC FINANCIAL SERVICES GROUP, INC.

Allowances for Loan and Lease Losses and Unfunded Loan Commitments and Letters of Credit, and Net Unfunded Commitments (Unaudited)

Change in Allowance for Loan and Lease Losses

Three months ended - in millions	September 30 2007	June 30 2007	March 31 2007	December 31 2006	September 30 2006
Beginning balance	$703	$690	$560	$566	$611
Charge-offs
Commercial	(38)	(27)	(31)	(23)	(39)
Commercial real estate	(3)	(1)		(1)	(2)
Equipment lease financing				(14)
Consumer	(17)	(15)	(17)	(15)	(13)
Residential mortgage				(1)	(2)

Total charge-offs	(58)	(43)	(48)	(54)	(56)
Recoveries
Commercial	5	8	7	3	6
Commercial real estate		1		1
Equipment lease financing				1
Consumer	4	2	5	4	3

Total recoveries	9	11	12	9	9
Net recoveries (charge-offs)
Commercial	(33)	(19)	(24)	(20)	(33)
Commercial real estate	(3)				(2)
Equipment lease financing				(13)
Consumer	(13)	(13)	(12)	(11)	(10)
Residential mortgage				(1)	(2)

Total net charge-offs	(49)	(32)	(36)	(45)	(47)
Provision for credit losses	65	54	8	42	16
Acquired allowance—Mercantile		(5)	142
Net change in allowance for unfunded loan commitments and letters of credit	(2)	(4)	16	(3)	(14)

Ending balance	$717	$703	$690	$560	$566

Supplemental Information
Commercial lending net charge-offs (a)	$(36)	$(19)	$(24)	$(33)	$(35)
Consumer lending net charge-offs (b)	(13)	(13)	(12)	(12)	(12)

Total net charge-offs	$(49)	$(32)	$(36)	$(45)	$(47)
Net charge-offs to average loans
Commercial lending	.38%	.21%	.33%	.49%	.52%
Consumer lending	.19	.20	.20	.22	.20

(a)	Includes commercial, commercial real estate and equipment lease financing.
(b)	Includes consumer and residential mortgage.

Change in Allowance for Unfunded Loan Commitments and Letters of Credit

Three months ended - in millions	September 30 2007	June 30 2007	March 31 2007	December 31 2006	September 30 2006
Beginning balance	$125	$121	$120	$117	$103
Acquired allowance—Mercantile			17
Net change in allowance for unfunded loan commitments and letters of credit	2	4	(16)	3	14

Ending balance	$127	$125	$121	$120	$117

In millions	September 30 2007	June 30 2007	March 31 2007	December 31 2006	September 30 2006
Net Unfunded Commitments
Net unfunded commitments	$52,604	$50,678	$49,263	$44,835	$43,804

THE PNC FINANCIAL SERVICES GROUP, INC.

Details of Nonperforming Assets (Unaudited)

Nonperforming Assets by Type

Period ended - in millions	September 30 2007	June 30 2007	March 31 2007	December 31 2006	September 30 2006
Nonaccrual loans
Commercial	$144	$126	$121	$109	$112
Commercial real estate	75	62	25	12	14
Consumer	15	14	14	13	14
Residential mortgage	10	14	16	12	13
Equipment lease financing	3	2	2	1	14

Total nonaccrual loans	247	218	178	147	167
Foreclosed and other assets
Residential mortgage	16	12	11	10	9
Equipment lease financing	12	12	12	12	12
Other	11	4	3	2	3

Total foreclosed and other assets	39	28	26	24	24

Total nonperforming assets (a) (b)	$286	$246	$204	$171	$191

Nonperforming loans to total loans	.38%	.34%	.28%	.29%	.34%
Nonperforming assets to total loans and foreclosed assets	.43	.38	.32	.34	.39
Nonperforming assets to total assets	.22	.20	.17	.17	.19
Net charge-offs to average loans (For the three months ended)	.30	.20	.27	.36	.37
Allowance for loan and lease losses to loans	1.09	1.09	1.10	1.12	1.16
Allowance for loan and lease losses to nonperforming loans	290	322	388	381	339

(a) Excludes equity management assets carried at estimated fair value (amounts include troubled debt restructured assets of $4 million for each period presented):	$12	$13	$15	$11	$12
(b) Excludes loans held for sale carried at lower of cost or market value, related to the Mercantile acquisition	$7	$17	$18

Change in Nonperforming Assets

In millions	Nine months ended
January 1, 2007	$171
Transferred in	304
Acquisition—Mercantile	35
Asset sales	(7)
Returned to performing	(8)
Charge-offs and valuation adjustments	(94)
Principal activity including payoffs	(115)

September 30, 2007	$286

THE PNC FINANCIAL SERVICES GROUP, INC.

Details of Nonperforming Assets (Unaudited) (Continued)

Nonperforming Assets by Business

Period ended - in millions	September 30 2007	June 30 2007	March 31 2007	December 31 2006	September 30 2006
Retail Banking
Nonperforming loans	$127	$130	$114	$96	$85
Foreclosed and other assets	10	10	9	10	10

Total	$137	$140	$123	$106	$95

Corporate & Institutional Banking
Nonperforming loans	$119	$87	$64	$50	$81
Foreclosed and other assets	22	13	13	13	13

Total	$141	$100	$77	$63	$94

Other (a)
Nonperforming loans	$1	$1		$1	$1
Foreclosed and other assets	7	5	$4	1	1

Total	$8	$6	$4	$2	$2

Consolidated Totals
Nonperforming loans	$247	$218	$178	$147	$167
Foreclosed and other assets	39	28	26	24	24

Total (b)	$286	$246	$204	$171	$191

(a)	Amounts include residential mortgages related to PNC’s Asset & Liability management function.

Largest Individual Nonperforming Assets at September 30, 2007 – in millions (b)

Ranking	Outstandings	Industry
1	$25	Heavy and Civil Engineering Construction
2	21	Health and Personal Care Stores
3	15	Wood Product Manufacturing
4	12	Air Transportation
5	11	Heavy and Civil Engineering Construction
6	7	Printing and Related Support Activities
7	5	Wood Product Manufacturing
8	5	Food Services and Drinking Places
9	4	Construction of Buildings
10	4	Real Estate

Total	$109

As a percent of total nonperforming assets
	38%

(b)	Amounts shown are not net of related allowance for loan and lease losses, if applicable.

Glossary of Terms

Accounting/administration net fund assets—Net domestic and foreign fund investment assets for which we provide accounting and administration services. We do not include these assets on our Consolidated Balance Sheet.

Adjusted average total assets—Primarily comprised of total average quarterly (or annual) assets plus (less) unrealized losses (gains) on available-for-sale debt securities, less goodwill and certain other intangible assets (net of eligible deferred taxes).

Annualized—Adjusted to reflect a full year of activity.

Assets under management—Assets over which we have sole or shared investment authority for our customers/clients. We do not include these assets on our Consolidated Balance Sheet.

Basis point—One hundredth of a percentage point.

Charge-off—Process of removing a loan or portion of a loan from our balance sheet because it is considered uncollectible. We also record a charge-off when a loan is transferred to held for sale by reducing the carrying amount by the allowance for loan losses associated with such loan or if the market value is less than its carrying amount.

Common shareholders’ equity to total assets—Common shareholders’ equity divided by total assets. Common shareholders’ equity equals total shareholders’ equity less the liquidation value of preferred stock.

Credit spread—The difference in yield between debt issues of similar maturity. The excess of yield attributable to credit spread is often used as a measure of relative creditworthiness, with a reduction in the credit spread reflecting an improvement in the borrower’s perceived creditworthiness.

Custody assets—Investment assets held on behalf of clients under safekeeping arrangements. We do not include these assets on our Consolidated Balance Sheet. Investment assets held in custody at other institutions on our behalf are included in the appropriate asset categories on the Consolidated Balance Sheet as if physically held by us.

Derivatives—Financial contracts whose value is derived from publicly traded securities, interest rates, currency exchange rates or market indices. Derivatives cover a wide assortment of financial contracts, including forward contracts, futures, options and swaps.

Duration of equity—An estimate of the rate sensitivity of our economic value of equity. A negative duration of equity is associated with asset sensitivity (i.e., positioned for rising interest rates), while a positive value implies liability sensitivity (i.e., positioned for declining interest rates). For example, if the duration of equity is +1.5 years, the economic value of equity declines by 1.5% for each 100 basis point increase in interest rates.

Earning assets—Assets that generate income, which include: federal funds sold; resale agreements; other short-term investments, including trading securities; loans held for sale; loans, net of unearned income; securities; and certain other assets.

Economic capital—Represents the amount of resources that a business segment should hold to guard against potentially large losses that could cause insolvency. It is based on a measurement of economic risk, as opposed to risk as defined by regulatory bodies. The economic capital measurement process involves converting a risk distribution to the capital that is required to support the risk, consistent with our target credit rating. As such, economic risk serves as a “common currency” of risk that allows us to compare different risks on a similar basis.

Economic value of equity (“EVE”)—The present value of the expected cash flows of our existing assets less the present value of the expected cash flows of our existing liabilities, plus the present value of the net cash flows of our existing off-balance sheet positions.

Effective duration—A measurement, expressed in years, that, when multiplied by a change in interest rates, would approximate the percentage change in value of on- and off- balance sheet positions.

Efficiency—Noninterest expense divided by the sum of net interest income (GAAP basis) and noninterest income.

Funds transfer pricing—A management accounting methodology designed to recognize the net interest income effects of sources and uses of funds provided by the assets and liabilities of a business segment. We assign these balances LIBOR-based funding rates at origination that represent the interest cost for us to raise/invest funds with similar maturity and repricing structures.

Futures and forward contracts—Contracts in which the buyer agrees to purchase and the seller agrees to deliver a specific financial instrument at a predetermined price or yield. May be settled either in cash or by delivery of the underlying financial instrument.

GAAP—Accounting principles generally accepted in the United States of America.

Leverage ratio—Tier 1 risk-based capital divided by adjusted average total assets.

Net interest income from loans and deposits – A management accounting assessment, using funds transfer pricing methodology, of the net interest contribution from loans and deposits.

Net interest margin—Annualized taxable-equivalent net interest income divided by average earning assets.

Nondiscretionary assets under administration—Assets we hold for our customers/clients in a non-discretionary, custodial capacity. We do not include these assets on our Consolidated Balance Sheet.

Noninterest income to total revenue—Noninterest income divided by the sum of net interest income (GAAP basis) and noninterest income.

Nonperforming assets—Nonperforming assets include nonaccrual loans, troubled debt restructured loans, foreclosed assets and other assets. We do not accrue interest income on assets classified as nonperforming.

Nonperforming loans—Nonperforming loans include loans to commercial, commercial real estate, equipment lease financing, consumer, and residential mortgage customers as well as troubled debt restructured loans. Nonperforming loans do not include loans held for sale or foreclosed and other assets. We do not accrue interest income on loans classified as nonperforming.

Notional amount— A number of currency units, shares, or other units specified in a derivatives contract.

Operating leverage—The period to period percentage change in total revenue (GAAP basis) less the percentage change in noninterest expense. A positive percentage indicates that revenue growth exceeded expense growth (i.e., positive operating leverage) while a negative percentage implies expense growth exceeded revenue growth (i.e., negative operating leverage).

Recovery—Cash proceeds received on a loan that we had previously charged off. We credit the amount received to the allowance for loan and lease losses.

Return on average capital—Annualized net income divided by average capital.

Return on average assets—Annualized net income divided by average assets.

Return on average common equity—Annualized net income divided by average common shareholders’ equity.

Risk-weighted assets—Primarily computed by the assignment of specific risk-weights (as defined by The Board of Governors of the Federal Reserve System) to assets and off-balance sheet instruments.

Securitization—The process of legally transforming financial assets into securities.

Tangible common equity ratio—Period-end common shareholders’ equity less goodwill and other intangible assets (net of eligible deferred taxes), and excluding mortgage servicing rights, divided by period-end assets less goodwill and other intangible assets (net of eligible deferred taxes), and excluding mortgage servicing rights.

Taxable-equivalent interest—The interest income earned on certain assets is completely or partially exempt from federal income tax. As such, these tax-exempt instruments typically yield lower returns than taxable investments. To provide more meaningful comparisons of yields and margins for all interest-earning assets, we also provide revenue on a taxable-equivalent basis by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income earned on other taxable investments. This adjustment is not permitted under GAAP on the Consolidated Income Statement.

Tier 1 risk-based capital—Tier 1 risk-based capital equals: total shareholders’ equity, plus trust preferred capital securities, plus certain minority interests that are held by others; less goodwill and certain other intangible assets (net of eligible deferred taxes), less equity investments in nonfinancial companies and less net unrealized holding losses on available-for-sale equity securities. Net unrealized holding gains on available-for-sale equity securities, net unrealized holding gains (losses) on available-for-sale debt securities and net unrealized holding gains (losses) on cash flow hedge derivatives are excluded from total shareholders’ equity for tier 1 risk-based capital purposes.

Tier 1 risk-based capital ratio—Tier 1 risk-based capital divided by period-end risk-weighted assets.

Total fund assets serviced—Total domestic and offshore fund investment assets for which we provide related processing services. We do not include these assets on our Consolidated Balance Sheet.

Total return swap—A non-traditional swap where one party agrees to pay the other the “total return” of a defined underlying asset (e.g., a loan), usually in return for receiving a stream of LIBOR-based cash flows. The total returns of the asset, including interest and any default shortfall, are passed through to the counterparty. The counterparty is therefore assuming the credit and economic risk of the underlying asset.

Total risk-based capital—Tier 1 risk-based capital plus qualifying subordinated debt and trust preferred securities, other minority interest not qualified as tier 1, and the allowance for loan and lease losses, subject to certain limitations.

Total risk-based capital ratio—Total risk-based capital divided by period-end risk-weighted assets.

Transaction deposits—The sum of money market and interest-bearing demand deposits and demand and other noninterest-bearing deposits.

Yield curve—A graph showing the relationship between the yields on financial instruments or market indices of the same credit quality with different maturities. For example, a “normal” or “positive” yield curve exists when long-term bonds have higher yields than short-term bonds. A “flat” yield curve exists when yields are the same for short-term and long-term bonds. A “steep” yield curve exists when yields on long-term bonds are significantly higher than on short-term bonds. An “inverted” or “negative” yield curve exists when short-term bonds have higher yields than long-term bonds.

Business Segment Descriptions

Retail Banking provides deposit, lending, brokerage, trust, investment management, and cash management services to approximately 2.9 million consumer and small business customers within our primary geographic markets. Our customers are serviced through 1,072 offices in our branch network, the call center located in Pittsburgh, and the Internet – www.pncbank.com. The branch network is located primarily in Pennsylvania, New Jersey, Washington, D.C., Maryland, Virginia, Ohio, Kentucky and Delaware. Brokerage services are provided through PNC Investments, LLC, and J.J.B. Hilliard, W.L. Lyons, Inc. Retail Banking also serves as investment manager and trustee for employee benefit plans and charitable and endowment assets and provides nondiscretionary defined contribution plan services and investment options through its Vested Interest® product. These services are provided to individuals and corporations primarily within our primary geographic markets.

Corporate & Institutional Banking provides lending, treasury management, and capital markets-related products and services to mid-sized corporations, government entities, and selectively to large corporations. Lending products include secured and unsecured loans, letters of credit and equipment leases. Treasury management services include cash and investment management, receivables management, disbursement services, funds transfer services, information reporting, and global trade services. Capital markets-related products and services include foreign exchange, derivatives, loan syndications, mergers and acquisitions advisory and related services to middle-market companies, securities underwriting, and securities sales and trading. Corporate & Institutional Banking also provides commercial loan servicing, real estate advisory and technology solutions for the commercial real estate finance industry. Corporate & Institutional Banking provides products and services generally within our primary geographic markets, with certain products and services provided nationally.

BlackRock is one of the world’s largest publicly traded investment management firms. The firm manages assets on behalf of institutions and individuals worldwide through a variety of equity, fixed income, cash management and alternative investment products. In addition, BlackRock provides BlackRock Solutions® investment system, risk management, and financial advisory services to a growing number of institutional investors. The firm has a major presence in key global markets, including the United States, Europe, Asia, Australia and the Middle East. At September 30, 2007, PNC’s ownership interest in BlackRock was 33.7%.

PFPC is a leading full service provider of processing, technology and business solutions for the global investment industry. Securities services include custody, securities lending, and accounting and administration for funds registered under the 1940 Act and alternative investments. Investor services include transfer agency, managed accounts, subaccounting, and distribution. PFPC serviced $2.5 trillion in total assets and 70 million shareholder accounts as of September 30, 2007 both domestically and internationally through its Ireland and Luxembourg operations.

Appendix to Financial Supplement

The PNC Financial Services Group, Inc.

Adjusted Condensed Consolidated Income Statement Reconciliations (Unaudited) (a)

For the nine months ended September 30, 2007 In millions	PNC As Reported	Adjustments (b)	PNC As Adjusted
Net Interest Income
Net interest income	$2,122		$2,122
Provision for credit losses	127		127

Net interest income less provision for credit losses	1,995		1,995

Noninterest Income
Asset management	559	$5	564
Other	2,397	(1)	2,396

Total noninterest income	2,956	4	2,960

Noninterest Expense
Compensation and benefits	1,587	(27)	1,560
Other	1,496	(40)	1,456

Total noninterest expense	3,083	(67)	3,016

Income before income taxes	1,868	71	1,939
Income taxes	579	23	602

Net income	$1,289	$48	$1,337

For the nine months ended September 30, 2006 In millions	PNC As Reported	Adjustments (c)	BlackRock Deconsolidation and Other Adjustments	BlackRock Equity Method (d)	PNC As Adjusted
Net Interest Income
Net interest income	$1,679		$(10)		$1,669
Provision for credit losses	82				82

Net interest income less provision for credit losses	1,597		(10)		1,587

Noninterest Income
Asset management	1,271		(1,036)	$144	379
Other	4,087	$(1,834)	(51)		2,202

Total noninterest income	5,358	(1,834)	(1,087)	144	2,581

Noninterest Expense
Compensation and benefits	1,935	(44)	(523)		1,368
Other	1,539	(47)	(242)		1,250

Total noninterest expense	3,474	(91)	(765)		2,618

Income before minority interest and income taxes	3,481	(1,743)	(332)	144	1,550
Minority interest in income of BlackRock	47	18	(65)
Income taxes	1,215	(665)	(130)	7	427

Net income	$2,219	$(1,096)	$(137)	$137	$1,123

(a)	These adjusted condensed consolidated income statement reconciliations are provided for informational purposes only and reflect historical condensed consolidated financial information of PNC (1) with amounts adjusted for the impact of certain specified items and (2) as if we had recorded our investment in BlackRock on the equity method for all periods presented, in each case, as appropriate, adjusted for the tax impact. These reconciliations are from the reported GAAP amounts shown on page 2 of the Financial Supplement to the corresponding adjusted amounts shown on page 3 of the Financial Supplement. We have provided these adjusted amounts and reconciliations so that investors, analysts, regulators and others will be better able to evaluate the impact of these items on our results for these periods, in addition to providing a basis of comparability for the impact of the BlackRock deconsolidation given the magnitude of the impact of the deconsolidation on various components of our income statement. We believe that information as adjusted for the impact of the specified items may be useful due to the extent to which these items are not indicative of our ongoing operations as the result of our management activities on those operations, as a result of the following attributes. Integration costs can vary significantly from period to period depending on whether or not we have any such transaction pending or in process and depending on the nature of the transaction. Our BlackRock LTIP shares obligation results from an agreement entered into in 2002 and predominantly reflects the market price of BlackRock stock at specified times. We have provided information adjusted for the impact of the third quarter 2006 gain on the BlackRock/MLIM transaction due to the magnitude of that transaction, and have provided information adjusted for the impact of the third quarter 2006 securities portfolio rebalancing and mortgage loan portfolio repositioning losses due to the nature of those transactions. Adjusted information supplements our results as reported in accordance with GAAP and should not be viewed in isolation from, or as a substitute for, our GAAP results. Our 2006 Form 10-K includes additional information regarding our accounting for the BlackRock/MLIM transaction and the BlackRock LTIP shares obligation. Our first and second quarter 2007 Form 10-Qs provide additional information regarding integration costs. The absence of other adjustments is not intended to imply that there could not have been other similar types of adjustments, but any such adjustments would not have been similar in magnitude to the amount of the adjustments shown.
(b)	Includes the impact of the following items on a pretax basis: $72 million of acquisition and BlackRock/MLIM transaction integration costs and $1 million net gain related to our BlackRock LTIP shares obligation.
(c)	Includes the impact of the following items, all on a pretax basis: $2,078 million gain on BlackRock/MLIM transaction, $196 million securities portfolio rebalancing loss, $91 million of BlackRock/MLIM transaction integration costs, and $48 million mortgage loan portfolio repositioning loss.
(d)	BlackRock investment revenue represents PNC’s approximately 69% ownership interest in earnings of BlackRock for the nine months ended September 30, 2006, excluding pretax BlackRock/MLIM transaction integration costs totaling $91 million. The income taxes amount represents additional income taxes recorded by PNC related to BlackRock earnings.

Appendix to Financial Supplement (Continued)

The PNC Financial Services Group, Inc.

Adjusted Condensed Consolidated Income Statement Reconciliations (Unaudited) (a)

For the three months ended September 30, 2007 In millions	PNC As Reported	Adjustments (b)	PNC As Adjusted
Net Interest Income
Net interest income	$761		$761
Provision for credit losses	65		65

Net interest income less provision for credit losses	696		696

Noninterest Income
Asset management	204	$2	206
Other	786	50	836

Total noninterest income	990	52	1,042

Noninterest Expense
Compensation and benefits	553	(16)	537
Other	546	(25)	521

Total noninterest expense	1,099	(41)	1,058

Income before income taxes	587	93	680
Income taxes	180	31	211

Net income	$407	$62	$469

For the three months ended June 30, 2007 In millions	PNC As Reported	Adjustments (c)	PNC As Adjusted
Net Interest Income
Net interest income	$738		$738
Provision for credit losses	54		54

Net interest income less provision for credit losses	684		684

Noninterest Income
Asset management	190	$1	191
Other	785	1	786

Total noninterest income	975	2	977

Noninterest Expense
Compensation and benefits	544	(9)	535
Other	496	(6)	490

Total noninterest expense	1,040	(15)	1,025

Income before income taxes	619	17	636
Income taxes	196	6	202

Net income	$423	$11	$434

(a)	See note (a) on page A1.
(b)	Includes the impact of the following items on a pretax basis: $50 million net loss related to our BlackRock LTIP shares obligation and $43 million of acquisition and BlackRock/MLIM transaction integration costs.
(c)	Includes the impact of the following items on a pretax basis: $16 million of acquisition and BlackRock/MLIM transaction integration costs and $1 million net loss related to our BlackRock LTIP shares obligation.

Appendix to Financial Supplement (Continued)

The PNC Financial Services Group, Inc.

Adjusted Condensed Consolidated Income Statement Reconciliations (Unaudited) (a)

For the three months ended March 31, 2007 In millions	PNC As Reported	Adjustments (b)	PNC As Adjusted
Net Interest Income
Net interest income	$623		$623
Provision for credit losses	8		8

Net interest income less provision for credit losses	615		615

Noninterest Income
Asset management	165	$2	167
Other	826	(52)	774

Total noninterest income	991	(50)	941

Noninterest Expense
Compensation and benefits	490	(2)	488
Other	454	(9)	445

Total noninterest expense	944	(11)	933

Income before income taxes	662	(39)	623
Income taxes	203	(14)	189

Net income	$459	$(25)	$434

For the three months ended December 31, 2006 In millions	PNC As Reported	Adjustments (c)	PNC As Adjusted
Net Interest Income
Net interest income	$566		$566
Provision for credit losses	42		42

Net interest income less provision for credit losses	524		524

Noninterest Income
Asset management	149	$10	159
Other	820	12	832

Total noninterest income	969	22	991

Noninterest Expense
Compensation and benefits	497		497
Other	472		472

Total noninterest expense	969		969

Income before income taxes	524	22	546
Income taxes	148	7	155

Net income	$376	$15	$391

(a)	See note (a) on page A1.
(b)	Includes the impact of the following items on a pretax basis: $52 million net gain related to our BlackRock LTIP shares obligation and $13 million of acquisition and BlackRock/MLIM transaction integration costs.
(c)	Includes the impact of the following items on a pretax basis: $12 million net loss related to our BlackRock LTIP shares obligation and $10 million of BlackRock/MLIM transaction integration costs.

Appendix to Financial Supplement (Continued)

The PNC Financial Services Group, Inc.

Adjusted Condensed Consolidated Income Statement Reconciliation (Unaudited) (a)

For the three months ended September 30, 2006 In millions	PNC As Reported	Adjustments (b)	BlackRock Deconsolidation and Other Adjustments	BlackRock Equity Method (c)	PNC As Adjusted
Net Interest Income
Net interest income	$567		$(3)		$564
Provision for credit losses	16				16

Net interest income less provision for credit losses	551		(3)		548

Noninterest Income
Asset management	381		(302)	$43	122
Other	2,562	$(1,834)	(18)		710

Total noninterest income	2,943	(1,834)	(320)	43	832

Noninterest Expense
Compensation and benefits	659	(44)	(154)		461
Other	508	(28)	(69)		411

Total noninterest expense	1,167	(72)	(223)		872

Income before minority interest and income taxes	2,327	(1,762)	(100)	43	508
Minority interest in income of BlackRock	6	14	(20)
Income taxes	837	(672)	(38)	1	128

Net income	$1,484	$(1,104)	$(42)	$42	$380

(a)	See note (a) on page A1.
(b)	Includes the impact of the following items, all on a pretax basis: $2,078 million gain on BlackRock/MLIM transaction, $196 million securities portfolio rebalancing loss, $72 million of BlackRock/MLIM transaction integration costs, and $48 million mortgage loan portfolio repositioning loss.
(c)	BlackRock investment revenue represents PNC’s approximately 69% ownership interest in earnings of BlackRock for the third quarter of 2006, excluding pretax BlackRock/MLIM transaction integration costs totaling $72 million. The income taxes amount represents additional income taxes recorded by PNC related to BlackRock earnings.

The PNC Financial Services Group, Inc. Third Quarter 2007 Earnings Conference Call October 18, 2007

This presentation contains forward-looking statements regarding our outlook or expectations relating to PNC’s future business, operations, financial condition, financial performance and asset quality. Forward-looking statements are necessarily subject to numerous assumptions, risks and uncertainties, which change over time.
The forward-looking statements in this presentation are qualified by the factors affecting forward-looking statements identified in the more detailed Cautionary Statement included in the Appendix, which is included in the version of the presentation materials posted on our corporate website at www.pnc.com/investorevents. We provide greater detail regarding these factors in our 2006
Form 10-K, including in the Risk Factors and Risk Management sections, and in our first and second quarter 2007 Form 10-Qs and other SEC reports (accessible on the SEC’s website at www.sec.gov and on or through our corporate website).
Future events or circumstances may change our outlook or expectations and may also affect the nature of the assumptions, risks and uncertainties to which our forward-looking statements are subject.  The forward-looking statements in this presentation speak only as of the date of this presentation.  We do not assume any duty and do not undertake to update those statements.
In this presentation, we will sometimes refer to adjusted results to help illustrate the impact of the deconsolidation of BlackRock near the end of third quarter 2006 and the impact of certain types of items. Adjusted results reflect, as applicable, the following types of adjustments: (1) 2006 periods reflect the impact of the deconsolidation of BlackRock by adjusting as if we had recorded our BlackRock investment on the equity method prior to its deconsolidation; (2) adjusting the 2006 periods to exclude the impact of the third quarter 2006 gain on the BlackRock/MLIM transaction and losses on the repositioning of PNC’s securities and mortgage loan portfolios; (3) adjusting fourth quarter 2006 and the 2007 periods to exclude the net mark-to-market adjustments on PNC’s remaining BlackRock LTIP shares obligation and, as applicable, the gain PNC recognized in first quarter 2007 in connection with the company’s transfer of BlackRock shares to satisfy a portion of its BlackRock LTIP shares obligation; (4) adjusting all periods to exclude, as applicable, integration costs related to acquisitions and to the BlackRock/MLIM transaction; and (5) adjusting, as appropriate, for the tax impact of these adjustments. We have provided these adjusted amounts and reconciliations so that investors, analysts, regulators and others will be better able to evaluate the impact of these items on our results for the periods presented, in addition to providing a basis of comparability for the impact of the BlackRock deconsolidation given the magnitude of the impact of deconsolidation on various components of our income statement and balance sheet. We believe that information as adjusted for the impact of the specified items may be useful due to the extent to which these items are not indicative of our ongoing operations as the result of our management activities on those operations. While we have not provided other adjustments for the periods discussed, this is not intended to imply that there could not have been other similar types of adjustments, but any such adjustments would not have been similar in magnitude to the amount of the adjustments shown. In certain discussions, we also provide revenue information on a taxable-equivalent basis by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income earned on taxable investments. We believe this adjustment may be useful when comparing yields and margins for all earning assets.
This presentation may also include a discussion of other non-GAAP financial measures, which, to the extent not so qualified therein or in the Appendix, is qualified by GAAP reconciliation information available on our corporate website at www.pnc.com under
“About PNC – Investor Relations.”
Cautionary Statement Regarding Forward-Looking
Information and Adjusted Information

Organic client growth is strong
Expense base contained and well managed
Primary businesses met or exceeded expectations
Asset quality remains strong
Mercantile integration successful
Well-positioned balance sheet
Continuing to Execute on Our Strategies
2007 Third Quarter Highlights

Key Take-Aways
Execution Delivers Outstanding Results
Reported 3Q07 earnings of $1.19 per diluted share
Adjusted earnings
1
of $1.37 per diluted share
Diverse revenue streams delivering strong results despite
market volatility
Continued to create year-to-date positive operating leverage on an adjusted basis
2
Maintaining a moderate risk profile and flexible balance
sheet
(1) Adjusted third quarter 2007 earnings are reconciled to GAAP earnings in the Appendix.
(2) GAAP basis operating leverage for the year-to-date period was negative due to the impact of the third quarter 2006 gain from the
BlackRock/MLIM transaction and is reconciled in the Appendix.

Nine months ended September 30, As Adjusted
1,2
+15%
+32%
+20%
+20%
Growing High Quality Revenue Streams
Total Revenue Growth
(1) Adjusted amounts are reconciled to GAAP amounts in the Appendix.
(2) Unadjusted 2006 mix:  noninterest income 76%, deposit net interest income 14%, loan net interest income 10%.
Unadjusted 2007 mix:  noninterest income 58%, deposit net interest income 26%, loan net interest income 16%.
(3) Unadjusted % change: total revenue (28%), noninterest income (45%), deposit net interest income 32%, loan net interest income 18%.
2007 vs 2006
1,3
2006 Mix 2006 Mix
Revenue Mix
2007 Mix 2007 Mix
Noninterest
Income
61%
Deposit NII
23%
Loan NII
16%
Noninterest
Income
58%
Deposit NII
26%
Loan NII
16%
$5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
$0.0

$0
$1
$2
$3
$4
$5
$6
$7
2004 2005 2006
Revenue
9%
Creating Positive Operating Leverage
Growing Revenues Faster Than Expenses
billions
Compound Annual
Growth Rate
(2004 – 2006)
Adjusted Revenue
(as reported $5.5 billion, $6.3 billion, $8.6 billion for 2004, 2005, 2006, respectively)
Adjusted Noninterest Expense
(as reported $3.7 billion, $4.3 billion, $4.4 billion for 2004, 2005, 2006, respectively)
Adjusted Net Income
(as reported $1.2 billion, $1.3 billion, $2.6 billion for 2004, 2005, 2006, respectively)
Net Income
12%
$1.2
$1.3
$1.5
Expense
7%
Revenue                +20%
Expense                  +15%
Net Income            +19%
Trend Continues¹
(1) As reported: revenue (28%) expense (11%) net income (42%).  Adjusted amounts are reconciled to GAAP in the Appendix.
Nine months ended September 30, as adjusted
2007 vs 2006

Maintaining a Moderate Risk Profile
Strong credit quality
Credit decisions driven by risk-
adjusted returns
Minimal exposure to subprime
mortgages, high-yield bridge and
leveraged finance loans
No “hung” syndications
Relatively low commercial real
estate exposure as a percentage of
Tier 1 capital
Credit Risk Profile Well-Positioned for the Yield Curve
Duration of equity – 3 years
Low loan to deposit ratio
High fee income to revenue
percentage
High demand deposits as a
percentage of total deposits

Cautionary Statement Regarding
Forward-Looking Information
Appendix
We make statements in this presentation, and we may from time to time make other statements, regarding our outlook or expectations for earnings, revenues, expenses and/or other matters regarding or affecting PNC that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act.
Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. We do not assume any duty and do not undertake to update our forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements, and future results could differ materially from our historical performance.
Our forward-looking statements are subject to the following principal risks and uncertainties. We provide greater detail regarding some of these factors in our
Form 10-K for the year ended December 31, 2006, including in the Risk Factors and Risk Management sections of that report, and in our first and second quarter
2007 Form 10-Qs and other SEC reports. Our forward-looking statements may also be subject to other risks and uncertainties, including those that we may discuss elsewhere in this news release or in our filings with the SEC, accessible on the SEC’s website at www.sec.gov and on or through our corporate website at
www.pnc.com under “About PNC – Investor Relations – Financial Information.”
•Our businesses and financial results are affected by business and economic conditions, both generally and specifically in the principal markets in which we operate. In particular, our businesses and financial results may be impacted by —
•Changes in interest rates and valuations in the debt, equity and other financial markets.
•Disruptions in the liquidity and other functioning of financial markets, including such disruptions in the markets for real estate and other assets commonly securing financial products.
•Actions by the Federal Reserve and other government agencies, including those that impact money supply and market interest rates.
•Changes in our customers’, suppliers’ and other counterparties’ performance in general and their creditworthiness in particular.
•Changes in customer preferences and behavior, whether as a result of changing business and economic conditions or other factors.
•A continuation of recent turbulence in significant portions of the global financial markets could impact our performance, both directly by affecting our revenues and the value of our assets and liabilities and indirectly by affecting the economy generally.
•Our operating results are affected by our liability to provide shares of BlackRock common stock to help fund BlackRock long-term incentive plan (“LTIP”)
programs, as our LTIP liability is adjusted quarterly (“marked-to-market”) based on changes in BlackRock’s common stock price and the number of remaining committed shares, and we recognize gain or loss on such shares at such times as shares are transferred for payouts under the LTIP programs.
•Competition can have an impact on customer acquisition, growth and retention, as well as on our credit spreads and product pricing, which can affect market share, deposits and revenues.

•Our ability to implement our business initiatives and strategies could affect our financial performance over the next several years.
•Legal and regulatory developments could have an impact on our ability to operate our businesses or our financial condition or results of operations or our competitive position or reputation. Reputational impacts, in turn, could affect matters such as business generation and retention, our ability to attract and retain management, liquidity and funding. These legal and regulatory developments could include: (a) the unfavorable resolution of legal proceedings or regulatory and other governmental inquiries; (b) increased litigation risk from recent regulatory and other governmental developments; (c) the results of the regulatory examination process, our failure to satisfy the requirements of agreements with governmental agencies, and regulators’ future use of supervisory and enforcement tools; (d) legislative and regulatory reforms, including changes to laws and regulations involving tax, pension, education lending, and the protection of confidential customer information; and (e) changes in accounting policies and principles.
•Our business and operating results are affected by our ability to identify and effectively manage risks inherent in our businesses, including, where appropriate, through the effective use of third-party insurance and capital management techniques.
•Our ability to anticipate and respond to technological changes can have an impact on our ability to respond to customer needs and to meet competitive demands.
•The adequacy of our intellectual property protection, and the extent of any costs associated with obtaining rights in intellectual property claimed by others, can impact our business and operating results.
•Our business and operating results can also be affected by widespread natural disasters, terrorist activities or international hostilities, either as a result of the impact on the economy and financial and capital markets generally or on us or on our customers, suppliers or other counterparties specifically.
•Also, risks and uncertainties that could affect the results anticipated in forward-looking statements or from historical performance relating to our equity interest in BlackRock, Inc. are discussed in more detail in BlackRock’s 2006 Form 10-K, including in the Risk Factors section, and in BlackRock’s other filings with the SEC, accessible on the SEC’s website and on or through BlackRock’s website at www.blackrock.com.
We grow our business from time to time by acquiring other financial services companies, including our pending Sterling Financial Corporation (“Sterling”) and
Yardville National Bancorp (“Yardville”) acquisitions. Acquisitions in general present us with risks other than those presented by the nature of the business acquired. In particular, acquisitions may be substantially more expensive to complete (including as a result of costs incurred in connection with the integration of the acquired company) and the anticipated benefits (including anticipated cost savings and strategic gains) may be significantly harder or take longer to achieve than expected. In some cases, acquisitions involve our entry into new businesses or new geographic or other markets, and these situations also present risks resulting from our inexperience in these new areas. As a regulated financial institution, our pursuit of attractive acquisition opportunities could be negatively impacted due to regulatory delays or other regulatory issues. Regulatory and/or legal issues related to the pre-acquisition operations of an acquired business may cause reputational harm to PNC following the acquisition and integration of the acquired business into ours and may result in additional future costs arising as a result of those issues.
Any annualized, proforma, estimated, third party or consensus numbers in this presentation are used for illustrative or comparative purposes only and may not reflect actual results. Any consensus earnings estimates are calculated based on the earnings projections made by analysts who cover that company. The analysts’ opinions, estimates or forecasts (and therefore the consensus earnings estimates) are theirs alone, are not those of PNC or its management, and may not reflect PNC’s, Yardville’s, Sterling’s or other company’s actual or anticipated results.
Cautionary Statement Regarding
Forward-Looking Information (continued)
Appendix

The PNC Financial Services Group, Inc. and Sterling Financial Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States
Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY
STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION
WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS
BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors will be able to obtain these documents free of charge at the SEC’s web site at
http://www.sec.gov. In addition, documents filed with the SEC by The PNC Financial Services Group, Inc.
will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the
SEC by Sterling Financial Corporation will be available free of charge from Sterling Financial Corporation by contacting Shareholder Relations at (877) 248-6420.
The directors, executive officers, and certain other members of management and employees of Sterling
Financial Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of Sterling Financial Corporation. Information about the directors and executive officers of
Sterling Financial Corporation is included in the proxy statement for its May 8, 2007 annual meeting of shareholders, which was filed with the SEC on April 2, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Additional Information About The PNC/Sterling
Financial Corporation Transaction
Appendix

The PNC Financial Services Group, Inc. (“PNC”) and Yardville National Bancorp (“Yardville”) have filed with the United States Securities and Exchange Commission (the “SEC”) a proxy statement/prospectus and other relevant documents concerning the proposed transaction. YARDVILLE SHAREHOLDERS ARE URGED
TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER OF PNC AND
YARDVILLE, WHICH WAS FIRST MAILED TO YARDVILLE SHAREHOLDERS ON OR ABOUT SEPTEMBER 5,
2007, BECAUSE IT CONTAINS IMPORTANT INFORMATION.
Yardville shareholders may obtain a free copy of the proxy statement/prospectus and other related documents filed by PNC and Yardville with the SEC at the SEC’s web site at http://www.sec.gov. In addition, documents filed with the SEC by PNC will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Yardville will be available free of charge from
Yardville by contacting Howard N. Hall, Assistant Treasurer’s Office, 2465 Kuser Road, Hamilton, NJ 08690
or by calling (609) 631-6223.
The directors, executive officers, and certain other members of management and employees of Yardville are participants in the solicitation of proxies in favor of the merger from the shareholders of Yardville.
Information about the directors and executive officers of Yardville is set forth in its Annual Report on Form
10-K filed on March 30, 2007 for the year ended December 31, 2006, as amended by the Form 10-K/A filed on May 10, 2007. Additional information regarding the interests of such participants is included in the proxy statement/prospectus and the other relevant documents filed with the SEC.
Additional Information About The PNC/
Yardville National Bancorp Transaction
Appendix

Non-GAAP to GAAP
Reconcilement
Earnings Summary
Appendix
THREE MONTHS ENDED
In millions, except per share data Adjustments, Net Diluted Adjustments, Net Diluted
Pretax
Income EPS
Pretax
Income EPS
Net income, as reported $407 $1.19 $423 $1.22
Adjustments:
   BlackRock LTIP (a) $50 32 .09                 $1
   Integration costs (b) 43                  30                  .09                 16                  11                  .03
Net income, as adjusted $469 $1.37 $434 $1.25
Adjustments,
Net Diluted
Pretax Income EPS
Net income, as reported $1,484 $5.01
Adjustments:
  Gain on BlackRock/MLIM transaction (c) $(2,078) (1,293)            (4.36)
  Securities portfolio rebalancing loss (c) 196 127                .43
  Integration costs (b) 72 31                  .10
  Mortgage loan portfolio repositioning loss (c) 48 31                  .10
Net income, as adjusted $380 $1.28
(a) Includes the impact of the gain recognized in connection with PNC's transfer of BlackRock shares to satisfy a portion of our BlackRock LTIP shares obligation and the net mark-to-market adjustment on our remaining BlackRock LTIP shares obligation, as applicable.
(b) In addition to acquisition integration costs related to recent or pending PNC acquisitions reflected in the 2007 periods, all 2007 and 2006 periods presented include
BlackRock/MLIM transaction integration costs. BlackRock/MLIM transaction integration costs recognized by PNC in 2007 were included in noninterest income as a negative component of the "Asset management" line item, which includes the impact of our equity earnings from our investment in BlackRock. The third quarter of 2006
BlackRock/MLIM transaction integration costs were included in noninterest expense.
(c) Included in noninterest income on a pretax basis.
September 30, 2007 June 30, 2007
September 30, 2006

Non-GAAP to GAAP
Reconcilement
Income Statement Summary – For the Nine Months Ended September 30
Appendix
NINE MONTHS ENDED
In millions As Reported  Adjustments
As Adjusted (a)
As Reported  Adjustments
As Adjusted (b)
Net interest income $2,122 $2,122 $1,679 ($10) $1,669
Net interest income:
% Change As
Reported
% Change As
Adjusted
     Loans
806                806               682                (10)               672             18% 20%
     Deposits
1,316             1,316            997                997             32% 32%
Noninterest Income 2,956             $4 2,960            5,358             (2,777)          2,581           (45%) 15%
Total revenue 5,078             4                  5,082            7,037             (2,787)          4,250           (28%) 20%
Loan net interest income as a % of total revenue
15.9% 15.9% 9.7% 15.8%
Deposit net interest income as a % of total revenue
25.9% 25.9% 14.2% 23.5%
Noninterest income as a % of total revenue
58.2% 58.2% 76.1% 60.7%
Provision for credit losses
127 127 82 82
Noninterest income
2,956 4                  2,960 5,358 (2,777)          2,581
Noninterest expense 3,083 (67) 3,016 3,474 (856) 2,618 (11%) 15%
     Income before minority interest
        and income taxes 1,868 71                1,939 3,481 (1,931) 1,550
Minority interest in income
   of BlackRock 47 (47)
Income taxes 579 23 602 1,215 (788) 427
     Net income
$1,289 $48 $1,337 $2,219 ($1,096) $1,123 (42%) 19%
OPERATING LEVERAGE - NINE MONTHS ENDED As Reported As Adjusted
Total revenue (28%) 20%
Noninterest expense (11%) 15%
Operating leverage  (17%) 5%
(a) Amounts adjusted to exclude the impact of the following pretax items: (1) the gain of $83 million recognized in connection with PNC's transfer of BlackRock shares to satisfy a portion of our BlackRock LTIP shares obligation, (2) the net mark-to-market adjustment totaling $82 million on our remaining BlackRock LTIP shares obligation, and (3) acquisition and BlackRock/MLIM transaction integration costs totaling $72 million.  The net tax impact of these items is reflected in the adjustment to income taxes.
(b) Amounts adjusted to exclude the impact of the following pretax items: (1) the gain of $2.078 billion on the BlackRock/MLIM transaction, (2) the loss of $196 million on the securities portfolio rebalancing, (3) BlackRock/MLIM transaction integration costs of $91 million for the first nine months of 2006, and (4) the mortgage loan portfolio repositioning loss of $48 million.
The net tax impact of these items is reflected in the adjustment to income taxes. We believe that information as adjusted for the impact of these items may be useful due to the extent to which these items are not indicative of our ongoing operations as the result of our management activities. Additionally, the amounts are also adjusted as if we had recorded our investment in
BlackRock on the equity method. We believe that providing amounts adjusted as if we had recorded our investment in BlackRock on the equity method for all periods presented provides a basis of comparability for the impact of the BlackRock deconsolidation given the magnitude of the impact on various components of our consolidated income statement.
2006 to 2007 Change
September 30, 2007 September 30, 2006

Non-GAAP to GAAP
Reconcilement
Income Statement Summary – For the Three Months Ended
Appendix
For the three months ended September 30, 2007 PNC PNC
In millions As Reported Adjustments (a) As Adjusted Reported Adjusted
Net interest income $761 $761
Loan net interest income 294 294 5% 5%
Deposit net interest income 467 467 2% 2%
Provision for credit losses 65 65
     Net interest income less provision for credit losses 696 696
Asset management 204 $2 206
Other 786 50 836
     Total noninterest income 990 52 1,042 2% 7%
Compensation and benefits 553 (16) 537
Other 546 (25) 521
     Total noninterest expense 1,099 (41) 1,058 6% 3%
Income before income taxes 587 93 680
Income taxes 180 31 211
     Net income $407 $62 $469 (4%) 8%
For the three months ended June 30, 2007 PNC PNC
In millions As Reported Adjustments (b) As Adjusted
Net interest income $738 $738
Loan net interest income 280 280
Deposit net interest income 458 458
Provision for credit losses 54 54
     Net interest income less provision for credit losses 684 684
Asset management 190 $1 191
Other 785 1 786
     Total noninterest income 975 2 977
Compensation and benefits 544 (9) 535
Other 496 (6) 490
     Total noninterest expense 1,040 (15) 1,025
Income before income taxes 619 17 636
Income taxes 196 6 202
     Net income $423 $11 $434
% Change vs. June 30, 2007
(a) Includes the impact of the following items on a pretax basis: $50 million net loss related to our BlackRock LTIP shares obligation and $43 million of acquisition and
BlackRock/MLIM transaction integration costs.  The net tax impact of these items is reflected in the adjustment to income taxes.
(b) Includes the impact of the following items on a pretax basis: $16 million of acquisition and BlackRock/MLIM transaction integration costs and $1 million net loss related to our BlackRock LTIP shares obligation.  The net tax impact of these items is reflected in the adjustment to income taxes.

Non-GAAP to GAAP
Reconcilement
Income Statement Summary – 2004 to 2006
Appendix
BlackRock
For the year ended December 31, 2006 PNC Deconsolidation and BlackRock PNC
In millions As Reported Adjustments (a) Other Adjustments Equity Method As Adjusted
Net interest income $2,245 $(10) $2,235
Provision for credit losses 124 124
Noninterest income 6,327 $(1,812) (1,087) $144 3,572
Noninterest expense 4,443 (91) (765) 3,587
Income before minority interest and income taxes 4,005 (1,721) (332) 144 2,096
Minority interest in income of BlackRock 47 18 (65)
Income taxes 1,363 (658) (130) 7 582
   Net income $2,595 $(1,081) $(137) $137 $1,514
For the year ended December 31, 2005 BlackRock
PNC Deconsolidation and BlackRock PNC
In millions As Reported Other Adjustments Equity Method As Adjusted
Net interest income $2,154 $(12) $2,142
Provision for credit losses 21 21
Noninterest income 4,173 (1,214) $163 3,122
Noninterest expense 4,306 (853) 3,453
Income before minority interest and income taxes 2,000 (373) 163 1,790
Minority interest in income of BlackRock 71 (71)
Income taxes 604 (150) 11 465
   Net income $1,325 $(152) $152 $1,325
(a) Includes the impact of the following items, all on a pretax basis, and adjustment for the tax impact thereof: $2,078 million gain on BlackRock/MLIM transaction,
$196 million securities portfolio rebalancing loss, $101 million of BlackRock/MLIM transaction integration costs, $48 million mortgage loan portfolio repositioning loss, and
$12 million net loss related to our BlackRock LTIP shares obligation.

Non-GAAP to GAAP
Reconcilement
Income Statement Summary – 2004 to 2006 (continued)
Appendix
For the year ended December 31, 2004 BlackRock
PNC Deconsolidation and BlackRock PNC
In millions As Reported Other Adjustments Equity Method As Adjusted
Net interest income $1,969 $(14) $1,955
Provision for credit losses 52 52
Noninterest income 3,572 (745) $101 2,928
Noninterest expense 3,712 (564) 3,148
Income before minority interest and income taxes 1,777 (195) 101 1,683
Minority interest in income of BlackRock 42 (42)
Income taxes 538 (59) 7 486
   Net income $1,197 $(94) $94 $1,197
In millions 2004 2005 2006 CAGR
Adjusted net interest income $1,955 $2,142 $2,235
Adjusted noninterest income 2,928 3,122 3,572
Adjusted total revenue 4,883 5,264 5,807
9%
Adjusted noninterest expense 3,148 3,453 3,587
7%
Adjusted net income $1,197 $1,325 $1,514
12%
In millions 2004 2005 2006 CAGR
Net interest income, as reported $1,969 $2,154 $2,245
Noninterest income, as reported 3,572 4,173 6,327
Total revenue, as reported 5,541 6,327 8,572
24%
Noninterest expense, as reported 3,712 4,306 4,443
9%
Net income, as reported $1,197 $1,325 $2,595
47%